Newport Gold Inc.

336 #1 Queen St. S.
Mississauga, Ontario Canada
L5M 1M 2

TO:	Jill S. Davis Branch Chief, United States Securities and Exchange Commission 100 F Street, NE Washingtion, D.C. 20549-7410

From:	Derek Bartlett President Newport Gold Inc.

Date:	September 14, 2007

Dear Ms. Davis

Please find below Newport Gold Inc.’s company response to your letter dated August 28, 2007.
We have addressed your comments from the perspective that we would have had at the time of the filing and also from the perspective that we presently have where the two may not be the same. We have also keyed our response to each individual comment in order to better facilitate your review.

Sincerely

Derek Bartlett.

Engineering Comments

SEC Comments

General - We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:
-a legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
-a graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered
-a north arrow
-an index map showing where the property is situated in relationship to the stare or province, etc., on which is was located.
-a title of the map or drawing , and the date on which it was drawn
-in the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data

Company Response as of March 2007 and Sept 2007.

Please refer to the three attached maps for the complete information required.

Plan of Operations,
SEC Comments

2. A. Discuss the phased nature of the exploration process and the place in this process your current exploration activities occupy.

B. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. It also appears you should also expand or update your disclosure concerning the exploration plans for the properties to address the following points.

C. Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Company Response as of March 2006 and Sept 2007

A.,B.,C., - Plan of Operations
A very large number of mineral occurrences are referenced in historic records concerning the Burnt Basin property. The known showings include massive lead-zinc-silver mineralization as well as gold-silver bearing quartz and/or massive pyrrhotite-pyrite veins. Most of the known areas of mineralization have had little or no recent exploration and most are untested by diamond drilling. A 2-Phase, $800,000 exploration program is proposed for the Burnt Basin property. The mandate of Phase 1 of the proposed phased exploration program is to locate, sample and assess all of the known areas of mineralization, to search for new areas of mineralization on the property, and to prioritize the showings for further work. High priority areas will be followed up in Phase 2 of the proposed program, by trenching and diamond drilling. The Phase 2 program is contingent on the results of Phase 1.

Most of the areas of known lead-zinc-silver mineralization on the property occur within a 1.5 kilometer long, east-west trending zone, in the east-central part of the property. The showings are similar in character, with mineralization consisting of sphalerite &/or galena with up to 30% magnetite and with lesser chalcopyrite and pyrrhotite, typically within banded argillaceous limestone. Mineralization is generally fine-grained and massive. It occurs as relatively thin, stacked, often discontinuous, lenses and pods. Mineralization is most often conformable to bedding in the limestone, but it may also be cross-cutting. It is frequently associated with intrusive contacts between the limestone and various dykes, sills or plugs. In general, there is little noticeable alteration associated with the mineralization.

Gold-silver showings include lenses or pods of massive pyrite-pyrrhotite, hosted within limestone and metasediments, in a similar setting to the lead-zinc-silver mineralization described above. Auriferous quartz veins also occur, within the sediments and within a large intrusive that cuts the sediments to the north.

Although many areas of mineralization are known from historic records, their precise location remains unknown. A compilation of historic data, followed by detailed prospecting and rock sampling will help to relocate these areas of interest. Given recent logging disturbance and new road exposures, detailed prospecting may also be successful at identifying new areas of mineralization, undetected by the historic work on the property. A combination of geophysics (airborne and ground), geology and geochemistry will be used to prioritize targets, and to provide the definition needed for follow-up trenching or drilling. Geological mapping will provide information regarding orientation, extent and controls of mineralization, so that follow-up trenching and diamond drilling can be effectively done. Given the high sulfide and magnetite content of the lead-zinc-silver mineralization, a combination of magnetic signature and conductivity should be an effective exploration tool. Soil geochemistry will help locate areas of near surface mineralization.

SEC Comment

D. Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geochemistry, surface sampling, drilling, etc for each prospect.

Company Response as of March 2006

D. A 2-Phase, $800,000 exploration program is proposed for the property. Phase 1 ($260,000) will be initiated in May 2007, pending snow conditions and is expected to be completed by November 2007. Phase 2 ($540,000) is contingent on the results of the Phase 1 program, and is planned for 2008.

PHASE 1: May - November 2007

Compilation of Historic Data	=	$15,000

Geology & Geochemistry
Prospecting & Geological Mapping	=	$30,000
Rock Geochemistry	=	$20,000
Soil Geochemistry (including grid work)	=	$55,000
		$105,000
Geophysics
Airborne Geophysics	=	$60,000
Ground Magnetometer Survey	=	$15,000
		$75,000

Trenching/Stripping
Excavator costs	=	$40,000
Analytical costs	=	$10,000
		$50,000

Reporting	=	$15,000

PHASE 1 TOTAL:		$260,000

PHASE 2: May - November 2008

Geochemistry
Follow-up prospecting and sampling	=	$20,000

Trenching/Stripping
Excavator costs	=	$40,000
Analytical costs	=	$10,000
		$50,000

Diamond Drilling
3000 meters @ $100/meter		$300,000
Mobilization costs		$10,000
Support costs - logging, sampling core, site preparation		$95,000
Analytical costs		$50,000
		$455,000

Reporting	=	$15,000

PHASE 2 TOTAL:		$540,000

Company Response as of Sept 2007

A 2-Phase, $800,000 exploration program is proposed for the Burnt Basin property. Phase 1 ($260,000) was initiated in the spring of 2007, with a compilation of historic data, followed by an airborne geophysical survey. Fieldwork began in May 2007 and is ongoing. The Phase 1 program is expected to be completed by November 2007. Phase 2 ($540,000) is contingent on the results of the Phase 1 program, and is planned for 2008. Budgets remain as per March 2006.

SEC Comment

E. If there is a phased planned briefly outline all phases and progress to date.

Company Response as of March 2007

E. The company’s work on the property, to date, has been preliminary in nature and designed to provide the information needed for planning further work.

Phase 1 of the proposed exploration program will be initiated in the spring of 2007, as soon as snow conditions allow. Phase 1 includes a compilation of historic data, followed by detailed property-wide prospecting and rock sampling to locate historic showings, characterize mineralization and prioritize areas for further work. A helicopter-borne magnetometer and time-domain electromagnetic geophysical survey will be flown over the entire property. A detailed exploration grid will be established over the central part of the property, and soil geochemical and ground magnetometer surveys will be completed over the grid. Geological mapping will be done in select areas. Preliminary trenching will also be done as part of the Phase 1 program, to follow-up geochemical and geophysical anomalies.

Phase 2 of the proposed exploration program will be initiated in the spring of 2008, to follow-up on the results of the Phase 1 program. Phase 2 is contingent on the results of Phase 1, and includes follow-up prospecting and rock sampling, additional trenching to test geochemical and geophysical anomalies, followed by diamond drilling.

Company Rsponse as of Sept. 2007

E. Phase 1 of the proposed exploration program was initiated in the spring of 2007. A compilation of historic data on the property was completed during the winter-spring of 2007, to identify and prioritize areas requiring further work. A helicopter-borne magnetometer and time-domain electromagnetic geophysical survey was flown over the property in April 2007. Ground work was initiated in May 2007. Property-wide prospecting and rock sampling was undertaken. The mandate of the prospecting and sampling program was to locate historic showings known from the compilation program, to search for new areas of mineralization, and to characterize mineralization and prioritize areas for further work. A detailed exploration grid was established over the central part of the property, and soil sampling was done over the grid. A contract has been signed with Scott Geophysics Ltd. for a ground magnetometer survey over the same grid. This survey is expected to be completed in October 2007. Preliminary trenching is also planned as part of the Phase 1 program, to follow-up geochemical and geophysical anomalies. Trenching is planned for October 2007, subject to crew and equipment availability, and to weather conditions.

Phase 2 of the proposed exploration program will be initiated in the spring of 2008, to follow-up on the results of the Phase 1 program. Phase 2 is contingent on the results of Phase 1, and includes follow-up prospecting and rock sampling, plus additional trenching to test geochemical and geophysical anomalies, followed by diamond drilling.

SEC Comment

F. If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

Company Response as of March 2007 and Sept 2007

F. Not applicable see item E. above

SEC Comment

G. Disclose how the exploration program will be funded.

Company Response as of March 2007 and Sept 2007

G. The exploration will be funded through company share issuances.

SEC Comment

H. Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Company Response as of March 2007

H. Work on the Burnt Basin property will be completed under the supervision of consulting geologist Linda Caron, M.Sc., P.Eng,. Ms. Caron obtained a B.A.Sc. in Geological Engineering (Honours) in the Mineral Exploration Option, from the University of British Columbia (1985) and graduated with an M.Sc. in Geology and Geophysics from the University of Calgary (1988). She has practised her profession since 1987 and has worked in the mineral exploration industry since 1980. Since 1989, she has done extensive geological work in Southern B.C., both as an employee of various exploration companies and as an independent consultant. She is a member in good standing with the Association of Professional Engineers and Geoscientists of B.C. with professional engineer status, and a Qualified Person in British Columbia under the definition of National Instrument 43-101.

John Boutwell, Terry Pidwerbeski and Alfieda Elden, experienced local prospectors, will assist in the exploration program. Other parts of the program, such as the airborne and ground geophysical surveys, grid work and soil sampling will be done, under contract, by various qualified contractors.

Company Response as of Sept 2007

H. Work on the Burnt Basin property has been done under the supervision of consulting geologist Linda Caron, M.Sc., P.Eng,. Ms. Caron obtained a B.A.Sc. in Geological Engineering (Honours) in the Mineral Exploration Option, from the University of British Columbia (1985) and graduated with an M.Sc. in Geology and Geophysics from the University of Calgary (1988). She has practised her profession since 1987 and has worked in the mineral exploration industry since 1980. Since 1989, she has done extensive geological work in Southern B.C., both as an employee of various exploration companies and as an independent consultant. She is a member in good standing with the Association of Professional Engineers and Geoscientists of B.C. with professional engineer status, and a Qualified Person in British Columbia under the definition of National Instrument 43-101. Geological work on the property, including trench mapping and drill core logging, will be done by Ms. Caron.

John Boutwell, Terry Pidwerbeski and Alfieda Elden, experienced local prospectors, have completed the prospecting and rock sampling portion of the Phase 1 program, and will continue to provide assistance for the proposed trenching and drilling programs. Grid work and soil sampling was done, under contract, by Hendex Exploration Services Ltd. of Prince George, B.C. The airborne geophysical survey was flown by Aeroquest Ltd. of Mississauga, Ontario, with interpretation of data by Condor Consulting of Denver, Co. The ground magnetometer survey, planned for October 2007, will be completed by Scott Geophysics Ltd. of Vancouver, B.C. Lime Creek Logging of Grand Forks, B.C. will provide equipment and equipment operators for the trenching portion of the program. A qualified drill contractor will be contracted for the proposed diamond drill program.

SEC Comment
Item 3

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose Quality Assurance/ Quality control protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Company Response as of March 2006

Item 3.
Only very limited rock sampling has been completed on the Burnt Basin property, to March 2006. The purpose of the sampling program was to locate areas of historically referenced mineralization and to confirm historically reported results for these areas. Sampling was not intended to provide a representative indication of size or grade of the system, but rather as a first-pass approach to provide that information necessary to locate and characterize the mineralization, and to provide the information needed to plan further work on the property. Rock samples were typically select grab samples from outcrop, subcrop or from the dumps of historic workings, collected at irregular intervals. Samples of float were collected in areas where mineralization was noted but bedrock was not exposed. The results of select grab sampling are not representative of overall grade and should not be interpreted as such.

All rock sample locations were marked in the field with flagging, on which the sample number has been written. Data was collected for each sample taken, including the sample location, and a description of the size and nature of the mineralization.

Samples were shipped via Greyhound, to Eco Tech Laboratory in Kamloops, B.C. where they were analysed for gold and a multi-element ICP suite. Samples returning significant silver, gold, copper, lead or zinc values were subsequently assayed. Eco Tech is an ISO 9001:2000 certified laboratory which employs a regular system of standard and duplicate assays for Quality Control/Quality Assurance purposes.

In the company’s opinion, sample preparation, security, analytical techniques and Quality Control/Quality Assurance measures are appropriate for this property and stage of exploration.

Company Response as of Sept 2007

Item 3
Work to date on the Burnt Basin property has included select rock sampling from surface exposures. All rock sample locations have been marked in the field with flagging, on which the sample number has been written. Data was collected for each sample taken, including the sample location, and a description of the extent and nature of the mineralization. Sampling was not intended to provide a representative indication of size or grade of the system, but rather as a first-pass approach to provide that information necessary to locate and characterize the mineralization, to understand any zonation within the mineralizing system and to identify and prioritize targets for follow-up trenching and drill testing. Due to lack of exposure, it was generally not possible to collect representative chip samples from outcrop, or to accurately determine true width of mineralized zones. Rock samples were typically select grab samples from outcrop, subcrop or from the dumps of historic workings, collected at irregular intervals. Samples of float were collected in areas where mineralization was noted but bedrock was not exposed. The results of select grab sampling are not representative of overall grade and should not be interpreted as such.

In addition to rock sampling, the company has completed a detailed soil sampling program over the central portion of the property. Soil samples were collected at 25 meter intervals on 50 meter spaced lines.

Rock and soil samples were stored in a secure storage facility until shipping, via Greyhound, to Assayers Canada Laboratory in Vancouver for analyses. For rock samples, a 30 gram split of pulverized rock was analysed for a multi-element ICP suite, following aqua regia digestion, and for gold by fire assay/AA finish. Samples returning greater than 1 g/t gold by FA/AA finish, were assayed using a fire assay/gravimetric finish. Samples returning greater than 200 g/t Ag or greater than 10,000 ppm copper, lead or zinc by ICP-AES were subsequently assayed. Soil samples were similarly analysed for a multi-element ICP suite, and for gold by FF/AA-ICP finish, on a 15 gram split.

Assayers Canada employs a regular system of standard and duplicate assays. In the company’s opinion, sample preparation, security, analytical techniques and Quality Control/Quality Assurance measures are appropriate for this property and stage of exploration.

Closing Company Comments

Newport Gold Inc. is responsible for the adequacy and accuracy of the information disclosed in this filing as per requirements under the Securities and Exchange Act of 1934.

We understand that staff comments or changes to disclosure in response to staff comment do not foreclose the commission from taking any action with respect to the filing; and the company will not assert staff comments as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.